

November 1, 2011

<u>Via E-mail</u>
Jes Black, President
Allied American Steel Corp.
600 Grant Street
Suite 660
Pittsburgh, PA 15219

     Re: Allied American Steel Corp. (f/k/a Royal Union Holding Corporation)
             Form 10-K for the fiscal year ended December 31, 2010
             Filed April 15, 2011
             File No. 000-53485

Dear Mr. Black:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your disclosure on page 3 of the Form 10-K that you were a shell company as of December 31, 2010. We also note your disclosure on page 7 of the Form 10-Q filed May 23, 2011, disclosing that you continued to be a shell company. Please tell us the individuals to whom shares were issued during the time period that you have been a shell company.

2.   We note your disclosure on page 7 of the Form 10-Q filed August 22, 2011, that you believe you are no longer a shell company. Please provide a detailed legal analysis as to why you should no longer be considered a shell company. For reference, see the definition of a shell company in Rule 12b-2 of the Exchange Act.

Item 1. Business, page 3

3.   We note your disclosure that you were in the business of trying to find a company to merge with and that you had no operations. An article issued December 26, 2009, entitled "Investors miffed at regulators," indicates that you took over the business of an entity entitled One Cap Mortgage. Please advise what your relationship was with this entity. We may have further comments.

4.   We note your disclosure regarding share issuances and transfers on page 4. Please tell us the exemptions relied upon for these transactions and the consideration exchanged. For example, tell us the consideration Mr. Wright received for his forgiveness of advances to the company.

Item 3. Legal Proceedings, page 5

5.   We note your assertions that you do not believe the plaintiffs will prevail in the proceedings against you. Such statements are legal conclusions that you are not qualified to make. Please remove these types of statements in future Exchange Act periodic reports.

Part II. , page 5

Item 7. Management's Discussion and Analysis …, page 6

Liquidity and Capital Resources, page 7

6.   In future Exchange Act periodic reports please provide a more detailed analysis of your sources and uses of cash for the current year. For example, describe the transactions in which related parties and shareholders made advances to you. Please also describe how you expect to fund your operations for the next fiscal year.

Part III. Item 10. Directors and Executive Officers, page 12

7.   In future Exchange Act periodic reports please provide disclosure regarding the experience of Mr. Black since 2008. For example, please disclose the companies that he worked at and the positions held at each of those companies since 2008. Please refer to Item 401 of Regulation S-K. Additionally, please tell us when the 30 month suspension commenced and when Mr. Black may reapply for reinstatement.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 15

8.   In future Exchange Act periodic reports, please disclose the name of each related person and the basis on which the person is related. By way of example, we refer to the related

party who received the consulting fee from the $50,000 deposit and Royal Union Properties, LLC, which is related by common ownership.

<u>Form 8-K filed June 3, 2011</u>

<u>Security Ownership of Beneficial Owners and Management, page 4</u>

9.   We note your disclosure in footnote 3 that you do not presently know the names of the beneficial owners of the shares held on record by Brown Brothers Harriman & Co. We note that Brown Brothers has not filed a Schedule 13D or 13G. It therefore does not appear that you are able to rely on statements filed pursuant to section 13(d) or 13(g) of the Exchange Act to determine beneficial ownership. Please refer to Instruction 3 of Item 403 of Regulation S-K. Please tell us why you are unable to independently determine which individuals are the beneficial owners of these shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Scott Rapfogel, Esq. (*via e-mail*)